SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations Release: Degussa Impairment
Press Release
SIGNATURES

Investor Relations Release
October 20, 2003

Degussa Impairment

As already announced today, Degussa will have an impairment charge on its Fine Chemicals business as of September 30, 2003 in the amount of € 500 million before taxes.

This impairment will have an impact on non-operating earnings in E.ON’s Nine Months Results 2003 (to be published on November 17, 2003) by € 267 million, thereof:

•	€ 192 million through E.ON’s direct participation in Degussa (46.5%);

•	€ 75 million through E.ON’s indirect participation in Degussa via RAG (39.2%).

This impairment will not have any impact on E.ON’s internal operating profit.

Press Release

October 21, 2003

E.ON Subsidiary Powergen to Acquire UK Electricity Distributor Midlands

Doubling its distribution network

E.ON’s UK subsidiary Powergen has agreed terms for the acquisition of the British utility Midlands Electricity with its US owners, Aquila, Inc. and FirstEnergy Corp. and with the holders of approximately half of its outstanding bonds. The purchase price amounts to € 1.637 billion (GBP 1.146 billion). The price includes a payment of € 51 million (GBP 36 million) to the owners, together with a cash payment to bondholders of 95.8 percent (less bondholders’ advisers’ fees) of the nominal value of their bonds (equivalent, having hedged, to € 894 million (GBP 626 million)). Powergen will also assume € 692 million (GBP 484 million) of existing debt1.2

The United Kingdom is one of E.ON’s target markets. With a total of approx. 2.4 million connected customers, Midlands Electricity is the leading U.K. electricity distributor in the West Midlands region. With this acquisition, Powergen will double the number of its connected customers and thus considerably expand its position in the U.K. distribution market.

The acquisition of Midlands is economically highly attractive. The combination of Midlands with Powergen’s subsidiary East Midlands Electricity unites two neighboring networks. This offers significant potential for operating efficiencies. In addition, the acquisition is expected to be significantly earnings enhancing and delivers a return (ROCE) in excess of E.ON’s 2006 target of 10.5 percent3 from the first year onwards.

E.ON CEO Wulf H. Bernotat said: “The acquisition of Midlands Electricity is both strategically and economically very attractive. This move will considerably strengthen E.ON’s position in its core market United Kingdom.”

The deal is conditional upon successful completion of a Bond Offer Procedure, whereby bondholders agree to sell their bonds for 95.8 percent of their nominal value plus accrued interest to the date of completion. It is also conditional upon EU approval and Kansas State Commission consent. Completion of this transaction is expected by early next year.

[1]	as of September 30, 2003

[2]	based on an exchange rate of €1 = GBP 0.7

[3]	This Non-GAAP financial target is based on equivalent U.S. GAAP targets of total assets in 2006e of €110 billion and net income in 2006e of €3.4 billion.

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “Non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable U.S. GAAP measure or target, either in this press release or on the website under www.eon.com. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities and the other income or cash flow data prepared in accordance with U.S. GAAP. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf

For questions, please contact:

Dr. Peter Blau
Phone +49-211-4579-628
Fax +49-211-4579-629

Josef Nelles
Phone +49-211-4579-544
Fax +49-211-4579-566

www.eon.com
Presse@eon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: October 21, 2003	By:	/s/ Michael C. Wilhelm Michael C. Wilhelm Senior Vice President Accounting